Exhibit 99.1

FOR IMMEDIATE RELEASE	August 27, 2010

Forbes Medi-Tech Announces Closing of Asset Sale to Pharmachem Laboratories, Inc. and Change of Name to FMI Holdings Ltd.

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI) (“Forbes” or “Company”) today announced that on August 26, 2010 the Company completed the previously announced sale of substantially all of its assets (the “Asset Sale”) to Pharmachem Laboratories, Inc. for cash consideration of US$4.0 million. The Asset Sale was approved by shareholders at its reconvened special meeting of shareholders on August 24, 2010 (the “Meeting”). In connection with the completion of the Asset Sale, the Company has changed its name to FMI Holdings Ltd.

At the Meeting, shareholders of the Company also approved the liquidation of the Company (the “Liquidation”) and the appointment of Abakhan & Associates Inc. (“Abakhan”) as liquidator. The Company currently anticipates that the Abakhan will be formally appointed as liquidator on or about September 1, 2010.

Other Information

In connection with the wind-up of the Company, one distribution will be made to shareholders which will include the cash proceeds realized under the Asset Sale less any payments made in respect of the Company’s remaining ongoing costs and liabilities. The Company expects the net proceeds of the Liquidation to be in the range of Cdn $0.50 to Cdn $0.58 per share.

The distribution is expected to occur within six months following completion of a claims procedure that will be established under the supervision of the appointed liquidator, Abakhan & Associates Inc. It is expected that, following the distribution, the Company’s common shares will be cancelled and de-listed from the OTCBB. It is anticipated that the wind-up of the Company will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the wind-up of the Company may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) the Company’s net cash position at closing; (iii) the absence of unidentified claims; or (iv) foreign exchange rates are, in each case, different than assumptions made by management, shareholders may receive aggregate distributions amounting to less than the range noted. Accordingly, the Company can give no assurances as to the total amount and timing of distributions to the Company’s shareholders.

About Forbes Medi-Tech
For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

About Pharmachem Laboratories, Inc.
Pharmachem Laboratories, Inc. is a premier international innovator, manufacturer and supplier of the finest quality ingredients. They deliver optimal solutions tailored to meet customer needs across a complex matrix of industries including nutritionals, food and beverages, flavors and fragrances. For more information about Pharmachem Laboratories, Inc., please visit www.pharmachemlabs.com.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Pharmachem Revised Offer and the Pharmachem Asset Purchase Agreement. Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, “can be”, “may”, “intends”, “anticipates” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, that the proceeds available for distribution in the Liquidation will be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to (i) unanticipated fees or expenses incurred in connection with the Asset Sale and Liquidation; (ii) other unforeseen expenses, liabilities or obligations; (iii) litigation and products liability risks; (iv) decreases in the value of non-cash assets; or (v) obligations to indemnify Pharmachem in accordance with the terms of the Pharmachem Asset Purchase Agreement. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

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